                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)(1)


                            PRICE LEGACY CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0004 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P502
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                                 (CUSIP Number)

                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 21, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 pages)

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        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 2 OF 5 PAGES


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     NAME OF REPORTING PERSONS
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sol Price

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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [_]
                                                               (b) [X]
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     SEC USE ONLY
3
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     SOURCE OF FUNDS
4
     OO
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

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     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America
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                               SOLE VOTING POWER
      NUMBER OF           7
                               0
       SHARES             ------------------------------------------------------
                               SHARED VOTING POWER
    BENEFICIALLY          8
                               0
      OWNED BY            ------------------------------------------------------
                               SOLE DISPOSITIVE POWER
   EACH REPORTING         9
                               0
       PERSON             ------------------------------------------------------
                               SHARED DISPOSITIVE POWER
        WITH              10
                               0
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     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     0
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     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0.0%
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     TYPE OF REPORTING PERSON*
14
     IN
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                     * See instructions before filling out!

CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 3 OF 5 PAGES


        This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.0004 per share ("Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy"), and further amends the
Schedule 13D, filed by Sol Price with the Securities and Exchange Commission (the "SEC") on March 19, 2004 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed with the SEC on April 16, 2004 (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended to include the following information:

     (a)-(c) On December 21, 2004, PL Acquisition Corp. merged with and into Price Legacy (the "Merger"). Pursuant to the terms of the Merger, each share of Price Legacy Common Stock was converted into the right to receive $19.097 in cash.

                Immediately prior to the Merger, Mr. Price may have been deemed to have beneficially owned 9,675,369 shares of Price Legacy Common Stock, which were converted pursuant to the Merger into the right to receive an aggregate of $184,770,521.79 in cash. Specifically, pursuant to the Merger:

                        (i) 4,200,000 shares beneficially owned by Mr. Price immediately prior to the Merger as the sole trustee of the Price Family Charitable Trust UTD 03/13/84 ("PFCT") were converted into the right to receive an aggregate of $80,207,400 in cash;(2)

                        (ii) 141,525 shares beneficially owned by Mr. Price immediately prior to the Merger as the sole trustee of the Sol & Helen Price Trust UTD 2/20/70 ("SHPT") were converted into the right to receive an aggregate of $2,702,702.93 in cash;(3)

                        (iii) 2,045,152 shares that Mr. Price may have been deemed to have beneficially owned as a director or officer of the Price Family Charitable Fund, a private foundation, and of which Mr. Price disclaims beneficial ownership, were converted into the right to receive an aggregate of $39,056,267.74 in cash;

                        (iv) 3,166,194 shares that Mr. Price may have been deemed to have beneficially owned as a manager of The Price Group LLC, a California limited liability company, and of which Mr. Price disclaims beneficial ownership, were converted into the right to receive an aggregate of $60,464,806.82 in cash; and

                        (v) 122,498 shares that Mr. Price may have been deemed to have beneficially owned as a director or officer of San Diego Revitalization Corp., a California nonprofit corporation, and of which Mr. Price disclaims beneficial ownership, were converted into the right to receive an aggregate of $2,339,344.31 in cash.



---------------

        2 Excludes shares pledged to PFCT as collateral to secure loans made by PFCT.

        3 Excludes shares pledged to SHPT as collateral to secure loans made by SHPT.

CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 4 OF 5 PAGES


                As a result of the Merger, Mr. Price ceased to beneficially own any Price Legacy Common Stock, including any Price Legacy Common Stock that he may have been deemed to have beneficially owned.

                In addition to the transactions described above, Mr. Price engaged in the following transactions in Price Legacy Common Stock within the past 60 days:

                        (i) On November 18, 2004, Mr. Price sold 3,000 shares of Price Legacy Common Stock on the open market for $19.00 per share.

                        (ii) On November 19, 2004, Mr. Price sold 1,000 shares of Price Legacy Common Stock on the open market for $19.00 per share.

                        (iii) On November 23, 2004, Mr. Price sold 10,000 shares of Price Legacy Common Stock on the open market for $19.00 per share.

                        (iv) On November 24, 2004, Mr. Price sold 20,000 shares of Price Legacy Common Stock on the open market for $19.00 per share.

     (d)        Not applicable.

     (e)        December 21, 2004.

CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 5 OF 5 PAGES


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 2004


                                                  SOL PRICE


                                                  /s/ Sol Price
                                                  ------------------------------